EXHIBIT 99.1

QIAO XING UNIVERSAL TELEPHONE INC. CHANGES
CERTIFYING ACCOUNTANT

Guangdong, China —April 14, 2003—Qiao Xing Universal Telephone Inc. (NASDAQ: XING), the second largest manufacturer and distributor of telephones in China, announced the engagement of Grobstein, Howrath & Company, LLP (“Horwath”) as the principal accountant to audit the Company’s consolidated financial statements for the fiscal year ended December 31, 2002. The Company has no disagreements with the former principal accountant, Arthur Andersen, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

Mr. Rui Lin Wu, chairman of the Company, said, “We are delighted to have Horwath as the independent accountant to perform the audit work for us. We trust the work of Horwath would be of such standard as is expected from a top professional in its field.”

Horwath has abundant Asian experience and is part of Horwath International, one of the leading accounting groups in the world. It has various Asian clients in PRC, Hong Kong, and Taiwan. Prior to its engagement, the Company did not consult with Horwath regarding any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

About Qiao Xing Universal Telephone Inc.

In August 1995, Qiao Xing became one of the largest and the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces over 200 models of corded and cordless telephones and distributes such products through an extensive network of more than 3,500 retail stores throughout China. In May 2002, Qiao Xing acquired a 65% interest in CEC Telecom Ltd., one of the eleven manufacturers who have licenses to manufacture and sell both GSM and CDMA mobile phones in China (the acquisition was approved by the authorities in February 2003). CEC Telecom Ltd. has been expanding at a tremendous pace. During 2002, it sold more than 800,000 pieces of 12 different models of mobile phones, versus only 60,000 pieces and only 1 model in 2001. At the same time, it has also successfully established a network of over 160 wholesale distributors to sell the CECT branded mobile phones in 27 provinces and municipalities throughout China.

Forward-Looking Statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of

China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Source
Qiao Xing Universal Telephone Inc.

Contacts
Qiao Xing Universal Telephone Inc.
rickxiao@qiaoxing.com

Stanford Capital International Ltd.
km@stock-update.com